

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Cheng Chen
Chief Executive Officer
Chanson International Holding
No. 26 Culture Road, Tianshan District
Urumqi, Xinjiang, China

> **Re: Chanson International Holding**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **September 2, 2022**
> **File No. 333-254909**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1/A Filed on September 2, 2022

General

1. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

2. You disclose that inflation affects your results of operations. Please expand to identify the principal factor(s) contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company, including to revenues, costs and expenses and gross profit. Please also identify actions planned or taken, if any, to mitigate inflationary pressures.

3.   Please disclose whether and how your business, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:

        • suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
        • experience labor shortages that impact your business;
        • experience cybersecurity attacks in your supply chain;
        • experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., certain food products such as tomato paste);
        • experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
        • be unable to supply products at competitive prices or at all; or
        • be exposed to supply chain risk in light of Russia's invasion of Ukraine.

        Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business

Capitialization, page 57

4.   We note you present a full pro forma capitalization column that assumes the over allotment option is exercised in full. Since it is not clear you can conclude that exercise of the over allotment option is probable, it does not appear your current presentation is appropriate. In lieu of presenting a full pro forma column that assumes the over allotment option is exercised in full, we would not object to a footnote to the pro forma column that excludes the over allotment option to disclosure the impact if the over allotment option is exercised in full. Please be advised, this comment is also applicable to your disclosures under Dilution.

Financial Statements, page F-1

5.   Please continue to consider the financial statement updating requirements of Item 8.A.5 of Form 20-F.

     You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li